Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited First Quarter 2021 Earnings

Macau, Wednesday, April 28, 2021 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the first quarter of 2021.

Total operating revenues for the first quarter of 2021 were US$0.52 billion, representing a decrease of approximately 36% from US$0.81 billion for the comparable period in 2020. The decrease in total operating revenues was primarily attributable to a year-over-year decline in inbound tourism in the first quarter of 2021, compared to the first quarter of 2020, which was only partially impacted by the restrictions from the COVID-19 pandemic.

Operating loss for the first quarter of 2021 was US$162.8 million, compared with operating loss of US$149.9 million in the first quarter of 2020.

Melco generated Adjusted Property EBITDA(1) of US$30.1 million in the first quarter of 2021, compared with Adjusted Property EBITDA of US$75.3 million in the first quarter of 2020.

Net loss attributable to Melco Resorts & Entertainment Limited for the first quarter of 2021 was US$232.9 million, or US$0.49 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$364.0 million, or US$0.76 per ADS, in the first quarter of 2020. The net loss attributable to noncontrolling interests was US$44.6 million and US$42.0 million during the first quarters of 2021 and 2020, respectively, all of which were related to Studio City, City of Dreams Manila and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “COVID-19 and the subsequent travel restrictions continue to have a significant negative impact on our operating and financial performance. Despite these challenges, our integrated resorts experienced a moderate recovery in business levels during the first quarter.

“We commend the Macau government’s measured approach to reopening the border and schemes to boost the economy and support local jobs. In this regard, we continue to prioritize epidemic prevention measures to keep our colleagues and customers safe, while working collaboratively with small and medium enterprise (SME) partners to contribute to Macau’s sustainable development and economic recovery.

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

“While impacted by COVID-19, Melco remains committed to its global development program. In Macau, construction on the expansion of Studio City is progressing. Upon completion, Studio City will offer approximately 900 additional luxury hotel rooms and suites, one of the world’s largest indoor/outdoor water parks, a Cineplex, fine-dining restaurants and state-of-the-art MICE space. The expansion of the current water park at Studio City Phase 1 is complete and will open on May 22, 2021. Also in Macau, our facility upgrade works at City of Dreams are ongoing, where the fully renovated Nüwa hotel re-opened at the end of March 2021, while the Countdown closed down at the end of March 2021 to undergo a full renovation. In Europe, we are developing City of Dreams Mediterranean which, upon completion, will be Europe’s largest integrated resort with approximately 500 luxury hotel rooms, approximately 10,000 square meters of MICE space, an outdoor amphitheater, a family adventure park, and a variety of fine-dining outlets and luxury retail.

“Additionally, in recognition of the Company’s commitment to sustainable building design and development as part of its Above and Beyond sustainability strategy, Studio City Phase 2 was named winner of the BREEAM Awards’ 2021 ‘Regional Award, Asia’. Both Studio City Phase 2 and City of Dreams Mediterranean have attained BREEAM’s “Excellent” rating at the Design Stage where the highest sustainability standards in development have been incorporated into the building’s design.

“Turning to Japan, we remain committed to bringing to the country a world-leading IR. We continue to believe our focus on the Asian premium segment, a portfolio of high-quality assets, devotion to craftsmanship, dedication to world-class entertainment offerings, market-leading social safeguard systems, established track record of successful partnerships, culture of exceptional guest service, and a continuing commitment to employee development puts Melco in a strong position to help Japan realize the vision of developing an exceptional IR with a uniquely Japanese touch. Due to COVID, the process in Japan has been delayed and remains complex but has continued to progress forward. Melco is currently actively engaged with multiple potential partners. We will continue to be patient as we navigate the landscape to ensure that Melco pursues the right opportunity that takes advantage of Melco’s core strengths to drive strong value creation.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2021, the total operating revenues at City of Dreams were US$302.5 million, compared to US$467.6 million in the first quarter of 2020. City of Dreams generated Adjusted EBITDA of US$40.0 million in the first quarter of 2021, compared with Adjusted EBITDA of US$61.0 million in the first quarter of 2020. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the rolling chip segment, partially offset by lower operating costs as a result of lower business volumes and our cost containment efforts.

Rolling chip volume was US$4.13 billion for the first quarter of 2021 versus US$8.65 billion in the first quarter of 2020. The rolling chip win rate was 2.36% in the first quarter of 2021 versus 4.11% in the first quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$0.73 billion in the first quarter of 2021, compared with US$0.57 billion in the first quarter of 2020. The mass market table games hold percentage was 31.7% in the first quarter of 2021, compared to 33.7% in the first quarter of 2020.

Gaming machine handle for the first quarter of 2021 was US$510.2 million, compared with US$509.6 million in the first quarter of 2020. The gaming machine win rate was 3.3% in the first quarter of 2021 versus 3.9% in the first quarter of 2020.

Total non-gaming revenue at City of Dreams in the first quarter of 2021 was US$47.1 million, compared with US$47.0 million in the first quarter of 2020.

Altira Macau First Quarter Results

For the quarter ended March 31, 2021, the total operating revenues at Altira Macau were US$14.3 million, compared to US$52.9 million in the first quarter of 2020. Altira Macau generated negative Adjusted EBITDA of US$29.6 million in the first quarter of 2021, compared with negative Adjusted EBITDA of US$9.1 million in the first quarter of 2020. The change in Adjusted EBITDA was primarily a result of softer performance in the rolling chip and mass market table games segments, partially offset by lower operating costs as a result of lower business volumes and our cost containment efforts.

Rolling chip volume was US$1.10 billion in the first quarter of 2021, versus US$1.38 billion in the first quarter of 2020. The rolling chip win rate was 1.60% in the first quarter of 2021 versus 4.48% in the first quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$51.4 million in the first quarter of 2021 versus US$64.4 million in the first quarter of 2020. The mass market table games hold percentage was 19.1% in the first quarter of 2021, compared with 30.4% in the first quarter of 2020.

Gaming machine handle for the first quarter of 2021 was US$60.2 million, compared with US$39.1 million in the first quarter of 2020. The gaming machine win rate was 3.9% in the first quarter of 2021 versus 2.5% in the first quarter of 2020.

Total non-gaming revenue at Altira Macau in the first quarter of 2021 was US$3.1 million, compared with US$3.0 million in the first quarter of 2020.

Mocha Clubs First Quarter Results

Total operating revenues from Mocha Clubs were US$17.8 million in the first quarter of 2021, compared to US$18.0 million in the first quarter of 2020. Mocha Clubs generated Adjusted EBITDA of US$1.8 million in the first quarter of 2021, compared with Adjusted EBITDA of US$0.1 million in the same period in 2020.

Gaming machine handle for the first quarter of 2021 was US$415.2 million, compared with US$385.9 million in the first quarter of 2020. The gaming machine win rate was 4.3% in the first quarter of 2021 versus 4.7% in the first quarter of 2020.

Studio City First Quarter Results

For the quarter ended March 31, 2021, the total operating revenues at Studio City were US$97.9 million, compared to US$136.6 million in the first quarter of 2020. Studio City generated negative Adjusted EBITDA of US$5.2 million in the first quarter of 2021, compared with negative Adjusted EBITDA of US$9.4 million in the first quarter of 2020. The year-over-year change in Adjusted EBITDA was primarily due to lower operating costs as a result of lower business volumes and our cost containment efforts.

Studio City’s rolling chip volume was US$0.50 billion in the first quarter of 2021 versus US$1.38 billion in the first quarter of 2020. The rolling chip win rate was 0.29% in the first quarter of 2021 versus 3.31% in the first quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$309.3 million in the first quarter of 2021, compared with US$352.8 million in the first quarter of 2020. The mass market table games hold percentage was 29.1% in the first quarter of 2021, compared to 25.9% in the first quarter of 2020.

Gaming machine handle for the first quarter of 2021 was US$278.3 million, compared with US$311.1 million in the first quarter of 2020. The gaming machine win rate was 2.5% in the first quarter of 2021 versus 3.2% in the first quarter of 2020.

Total non-gaming revenue at Studio City in the first quarter of 2021 was US$19.4 million, compared with US$21.0 million in the first quarter of 2020.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2021, the total operating revenues at City of Dreams Manila were US$79.5 million, compared to US$110.3 million in the first quarter of 2020. City of Dreams Manila generated Adjusted EBITDA of US$29.4 million in the first quarter of 2021, compared with Adjusted EBITDA of US$29.6 million in the comparable period of 2020.

City of Dreams Manila’s rolling chip volume was US$0.27 billion in the first quarter of 2021 versus US$1.16 billion in the first quarter of 2020. The rolling chip win rate was 7.00% in the first quarter of 2021 versus 3.72% in the first quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$100.0 million in the first quarter of 2021, compared with US$156.9 million in the first quarter of 2020. The mass market table games hold percentage was 34.0% in the first quarter of 2021, compared to 33.5% in the first quarter of 2020.

Gaming machine handle for the first quarter of 2021 was US$568.9 million, compared with US$859.2 million in the first quarter of 2020. The gaming machine win rate was 5.7% in the first quarter of 2021 versus 4.1% in the first quarter of 2020.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2021 was US$14.2 million, compared with US$25.6 million in the first quarter of 2020.

Cyprus Operations First Quarter Results

The Company is licensed to operate a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos, of which the temporary casino and three satellite casinos are planned to resume operation after the current government restrictions are lifted. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

For the quarter ended March 31, 2021, the total operating revenues at Cyprus Casinos were insignificant, compared to US$18.8 million in the first quarter of 2020. Cyprus Casinos generated negative Adjusted EBITDA of US$6.4 million in the first quarter of 2021, compared with Adjusted EBITDA of US$3.2 million in the first quarter of 2020. The year-over-year decrease in Adjusted EBITDA was primarily a result of temporary government-mandated casino closures during the entire first quarter of 2021.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2021 were US$114.0 million, which mainly included interest expenses of US$90.6 million, net of amounts capitalized, and loss on extinguishment of debt of US$28.8 million.

Depreciation and amortization costs of US$141.1 million were recorded in the first quarter of 2021, of which US$14.3 million related to the amortization expense for our Macau gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended March 31, 2021 referred to in this press release was US$8.2 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated April 28, 2021 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2021 aggregated to US$1.58 billion, including US$0.4 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$5.80 billion at the end of the first quarter of 2021.

Capital expenditures for the first quarter of 2021 were US$157.4 million, which primarily related to various construction projects at City of Dreams, Studio City Phase 2, and City of Dreams Mediterranean.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the second quarter of 2021.

Despite the nationwide resumption of issuance of Individual Visit Scheme visas by China in September 2020, our operations in Macau continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and China, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our properties in Macau, which continue to impact visitation and customer spending.

Our Philippines casino gaming operations were closed due to the enhanced community quarantine for the entire island of Luzon, including Metro Manila, which began in March 2020. Despite the general closure, in June 2020, City of Dreams Manila was able to conduct a dry run of its gaming and hospitality operations with a limited number of participants, strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the government of the Philippines and as permitted by PAGCOR. The PAGCOR-sanctioned dry run aimed at addressing all potential operational concerns to achieve a seamless re-opening for City of Dreams Manila. The dry run was expected to continue until PAGCOR issued a formal notice that City of Dreams Manila could resume operations again on a regular basis in the future.

The dry run was suspended for more than two weeks in early August 2020 due to the rising number of COVID-19 cases, before resuming in late August 2020. However, due to a recent resurgence in COVID-19 cases, on April 12, 2021, the government placed Metro Manila under a modified enhanced community quarantine, which is expected to be in effect until April 30, 2021. City of Dreams Manila was temporarily closed beginning on March 29, 2021, and will remain closed while such quarantine measures remain in place.

In Cyprus, on November 12, 2020, as part of a regional lockdown, our casino operations in Limassol and Paphos were suspended until November 30, 2020. Thereafter, the government of Cyprus has announced a series of nationwide measures in an effort to prevent the spread of COVID-19 which included, among others, curfews, restrictions on gatherings, sports activities and operation of food and beverage and retail businesses and closure of various other businesses, including our casino operations in Cyprus. As a result, our operations in Cyprus are currently closed and will remain closed while such measures remain in place.

The COVID-19 outbreak has also impacted the construction of the Studio City Phase 2 project and the progress of construction work at the City of Dreams Mediterranean project. We currently expect additional time will be needed to complete the construction of these projects.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, including for new strains of COVID-19, the duration of travel and visa restrictions as well as customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2021 financial results on Wednesday, April 28, 2021 at 8:30 a.m. Eastern Time (or 8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 844 760 0770
US Toll / International	1 347 549 4094
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4503 6004
Japan Toll Free	012 092 5482
UK Toll Free	080 0051 4241
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	1 800 1612 0312

Passcode	5767758

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	5767758

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Robin Yuen

Director, Investor Relations

Tel: +852 2598 3619

Email: robinyuen@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020
Operating revenues:
Casino	$433,796	$712,555
Rooms	39,680	44,821
Food and beverage	26,051	28,943
Entertainment, retail and other	19,395	24,856

Total operating revenues	518,922	811,175

Operating costs and expenses:
Casino	(366,929)	(563,841)
Rooms	(12,839)	(17,941)
Food and beverage	(24,122)	(32,230)
Entertainment, retail and other	(7,704)	(20,324)
General and administrative	(108,160)	(131,297)
Payments to the Philippine Parties	(10,625)	(7,706)
Pre-opening costs	(997)	(395)
Development costs	(3,519)	(13,430)
Amortization of gaming subconcession	(14,342)	(14,323)
Amortization of land use rights	(5,717)	(5,709)
Depreciation and amortization	(121,040)	(142,233)
Property charges and other	(5,724)	(11,672)

Total operating costs and expenses	(681,718)	(961,101)

Operating loss	(162,796)	(149,926)

Non-operating income (expenses):
Interest income	2,025	1,142
Interest expenses, net of amounts capitalized	(90,642)	(78,155)
Other financing costs	(2,487)	(1,244)
Foreign exchange gains (losses), net	5,199	(3,311)
Other income (expenses), net	673	(179,397)
Loss on extinguishment of debt	(28,817)	—

Total non-operating expenses, net	(114,049)	(260,965)

Loss before income tax	(276,845)	(410,891)
Income tax (expense) credit	(664)	4,840

Net loss	(277,509)	(406,051)
Net loss attributable to noncontrolling interests	44,601	42,003

Net loss attributable to Melco Resorts & Entertainment Limited	$(232,908)	$(364,048)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.163)	$(0.254)

Diluted	$(0.163)	$(0.254)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.488)	$(0.761)

Diluted	$(0.488)	$(0.761)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,432,289,789	1,435,762,261

Diluted	1,432,289,789	1,435,762,261

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,580,648	$1,755,351
Restricted cash	13	13
Accounts receivable, net	111,398	129,619
Amounts due from affiliated companies	281	765
Inventories	35,890	37,277
Prepaid expenses and other current assets	84,832	85,798
Assets held for sales	3,321	—

Total current assets	1,816,383	2,008,823

Property and equipment, net	5,729,003	5,681,268
Gaming subconcession, net	70,093	84,663
Intangible assets, net	57,303	58,833
Goodwill	81,958	82,203
Long-term prepayments, deposits and other assets	280,951	284,608
Restricted cash	404	406
Deferred tax assets, net	6,381	6,376
Operating lease right-of-use assets	90,624	92,213
Land use rights, net	713,713	721,574

Total assets	$8,846,813	$9,020,967

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$11,976	$9,483
Accrued expenses and other current liabilities	881,443	983,865
Income tax payable	11,784	14,164
Operating lease liabilities, current	28,879	27,066
Finance lease liabilities, current	24,435	80,004
Amounts due to affiliated companies	1,604	1,668

Total current liabilities	960,121	1,116,250

Long-term debt, net	5,801,344	5,645,391
Other long-term liabilities	38,563	29,213
Deferred tax liabilities, net	46,079	45,952
Operating lease liabilities, non-current	74,329	75,867
Finance lease liabilities, non-current	379,801	270,223

Total liabilities	7,300,237	7,182,896

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,436,245,498 and 1,430,965,312 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 20,302,444 and 25,582,630 shares, respectively	(96,142)	(121,028)
Additional paid-in capital	3,212,294	3,207,312
Accumulated other comprehensive losses	(46,452)	(11,332)
Accumulated losses	(2,220,304)	(1,987,396)

Total Melco Resorts & Entertainment Limited shareholders’ equity	863,961	1,102,121
Noncontrolling interests	682,615	735,950

Total shareholders’ equity	1,546,576	1,838,071

Total liabilities and shareholders’ equity	$8,846,813	$9,020,967

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(232,908)	$(364,048)
Pre-opening costs	997	395
Development costs	3,519	13,430
Property charges and other	5,724	11,672
Loss on extinguishment of debt	28,817	—
Income tax impact on adjustments	(706)	(2,332)
Noncontrolling interests impact on adjustments	(13,449)	(2,227)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(208,006)	$(343,110)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.145)	$(0.239)

Diluted	$(0.145)	$(0.239)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.436)	$(0.717)

Diluted	$(0.436)	$(0.717)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,432,289,789	1,435,762,261

Diluted	1,432,289,789	1,435,762,261

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(35,224)	$163	$(21,579)	$(39,341)	$(3,247)	$(10,267)	$(53,301)	$(162,796)
Payments to the Philippine Parties	—	—	—	—	10,625	—	—	10,625
Land rent to Belle Corporation	—	—	—	—	805	—	—	805
Pre-opening costs	—	—	193	243	—	561	—	997
Development costs	—	—	—	—	—	—	3,519	3,519
Depreciation and amortization	5,475	1,629	59,278	33,617	16,390	3,207	21,503	141,099
Share-based compensation	120	35	858	352	466	69	8,117	10,017
Property charges and other	71	17	1,298	(60)	4,373	—	25	5,724

Adjusted EBITDA	(29,558)	1,844	40,048	(5,189)	29,412	(6,430)	(20,137)	9,990
Corporate and Other expenses	—	—	—	—	—	—	20,137	20,137

Adjusted Property EBITDA	$(29,558)	$1,844	$40,048	$(5,189)	$29,412	$(6,430)	$—	$30,127

	Three Months Ended March 31, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(14,700)	$(1,691)	$(6,877)	$(57,110)	$4,288	$(42)	$(73,794)	$(149,926)
Payments to the Philippine Parties	—	—	—	—	7,706	—	—	7,706
Land rent to Belle Corporation	—	—	—	—	777	—	—	777
Pre-opening costs	37	—	—	28	—	330	—	395
Development costs	—	—	—	—	—	—	13,430	13,430
Depreciation and amortization	5,410	1,776	63,351	42,833	16,466	2,837	29,592	162,265
Share-based compensation	115	(31)	1,057	393	318	79	6,677	8,608
Property charges and other	72	26	3,421	4,442	—	—	3,711	11,672

Adjusted EBITDA	(9,066)	80	60,952	(9,414)	29,555	3,204	(20,384)	54,927
Corporate and Other expenses	—	—	—	—	—	—	20,384	20,384

Adjusted Property EBITDA	$(9,066)	$80	$60,952	$(9,414)	$29,555	$3,204	$—	$75,311

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2021	2020
Net loss attributable to Melco Resorts & Entertainment Limited	$(232,908)	$(364,048)
Net loss attributable to noncontrolling interests	(44,601)	(42,003)

Net loss	(277,509)	(406,051)
Income tax expense (credit)	664	(4,840)
Interest and other non-operating expenses, net	114,049	260,965
Property charges and other	5,724	11,672
Share-based compensation	10,017	8,608
Depreciation and amortization	141,099	162,265
Development costs	3,519	13,430
Pre-opening costs	997	395
Land rent to Belle Corporation	805	777
Payments to the Philippine Parties	10,625	7,706

Adjusted EBITDA	9,990	54,927
Corporate and Other expenses	20,137	20,384

Adjusted Property EBITDA	$30,127	$75,311

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2021	2020
Room Statistics(3):
Altira Macau
Average daily rate (4)	$121	$181
Occupancy per available room	46%	58%
Revenue per available room (5)	$56	$105
City of Dreams
Average daily rate (4)	$195	$231
Occupancy per available room	58%	47%
Revenue per available room (5)	$112	$109
Studio City
Average daily rate (4)	$121	$137
Occupancy per available room	50%	43%
Revenue per available room (5)	$60	$58
City of Dreams Manila
Average daily rate (4)	$130	$200
Occupancy per available room	70%	93%
Revenue per available room (5)	$90	$185
Other Information(6):
Altira Macau
Average number of table games	102	85
Average number of gaming machines	114	141
Table games win per unit per day (7)	$2,992	$13,145
Gaming machines win per unit per day (8)	$229	$91
City of Dreams
Average number of table games	508	427
Average number of gaming machines	509	562
Table games win per unit per day (7)	$7,205	$16,650
Gaming machines win per unit per day (8)	$366	$458
Studio City
Average number of table games	292	252
Average number of gaming machines	604	747
Table games win per unit per day (7)	$3,476	$7,051
Gaming machines win per unit per day (8)	$130	$174
City of Dreams Manila
Average number of table games	294	299
Average number of gaming machines	2,162	2,292
Table games win per unit per day (7)	$2,076	$4,255
Gaming machines win per unit per day (8)	$172	$207
Cyprus Operations
Average number of table games	—	37
Average number of gaming machines	—	452
Table games win per unit per day (7)	$—	$1,929
Gaming machines win per unit per day (8)	$—	$398

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis